Exhibit 6.6

The pines Townhomes LLC

917 Bobwhite Street, Fruitland, Idaho 83619

AGREEMENT RE WONKA #5 & #6 LEASE 2.5MW

June 26, 2019

Parties:

Lessor: The Pines Townhomes LLC

Lessee: XTRA Bitcoin Inc (TCEL)

RE: Agreement regarding Prepaid Lease payments.

Narrative: Parties have agreed to increase capacity from 1MW to 1.25MW per unit, and therefore, XTRA Bitcoin Inc has agreed to lease Wonka #5 1.25MW capacity for $4,855.00 per month, first and last year prepaid, and, Wonka #6 1.25MW capacity for $4,855.00 per month, first and last year prepaid, effective June 1, 2019 subject to Self Storage Lease Agreement dated June 1, 2019.

Therefore, the parties Agree that:

Lease 1.25MW	First YR	Last YR	1.25 MW	1MW Paid	Balance Due
Wonka #5	58,260	58,260	116,520	93,168	23,352.00
Wonka #6	58,260	58,260	116,520	93,168	23,352.00

Each unit will also require a security deposit of $8,480.00 each.

Security Deposit	Total	Paid	Balance Due
Wonka #5	8,480	6,832	1,708.00
Wonka #6	8,480	6,832	1,708.00

Under the terms of said leases, Xtra may reserve capacity by prepayment of first and last years rent, security deposit, and monthly payments as self storage units until electrical infrastructure is extended to each unit. See Leases for details.

XTRA Bitcoin Inc (TCEL)	The Pines Townhomes LLC

/s/ Paul Knudson	/s/ Paul Knudson
Paul Knudson, CEO	Paul Knudson - Manager